Room 4561

January 25, 2007

J. Boyd Douglas
President and Chief Executive Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

       Re: Computer Programs and Systems, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 0-49796

Dear Mr. Douglas:

We have reviewed your response letter dated January 10, 2007 and the above referenced filing and have the following additional comments.

Form 10-K for the Year Ended December 31, 2005

Notes to Financial Statements

Revenue Recognition, page 49

1. Refer to your response to comment 1 of our December 28, 2006 letter. Please explain your statement that the "initial wording in our revenue recognition disclosures stating that we use the completed contract method was not consistent with our actual accounting policies of recognizing revenue." Please tell us what your "actual accounting policies" for revenue recognition for systems sales are and why the footnote disclosure in your previously filed audited financial statements specifically describes your accounting as complying with the completed contract method if that is not the case. Your response should provide sufficient detail so that we may understand the timing of customer payments, recognition of revenue and provision of products and services. In addition, please explain your responses to staff comments on April 30, 2002 and May 17, 2002 wherein you described your accounting for systems sales as following the completed contract model in the context of your recent statement that your actual accounting was inconsistent with the completed contract model.

2. We note from your response to comment 1of our December 28, 2006 letter that you intend to revise your revenue recognition disclosures within MD&A for consistency with the revenue recognition accounting policy included in your

audited footnotes. In addition, you should consider clarifying your revenue recognition footnote in order to identify the specific accounting literature applicable to each of your three revenue sources. That is, your current presentation provides a recitation of general accounting guidance but does not clearly illustrate how the different recognition models are applied to your specific arrangements. In addition, address how EITF 00-21 is used when an arrangement contains elements that are within the scope of different literature. Please provide us with disclosures reflecting your intended changes.

3. We understand from your response to comment 2 of our December 28, 2006 letter that you are not contractually obligated to provide two software updates each year. We note, however, that you have historically done so on a voluntary basis and that your communications may have been of a type to create expectations, from a customer's point of view, about the frequency of future upgrades. Tell us how you have considered whether your established business practice of providing two major software updates each year, in combination with communications about the number of upgrades that would be provided each year, may have created an implied upgrade right that should be accounted for as a separate element of the arrangement. Indicate whether these upgrades are typically provided at the same time every year and provide a thorough analysis of your historical practices and communications with customers and your consideration of whether, through the actions and communications of the Company or its representatives, your customers may have made purchasing decisions based on expectations that included implied upgrade rights.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting